U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-22049
                                                --------
(Check One):
[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended        December 31, 2002
                             ------------------

[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

     For the Transition Period Ended
                                    ------------------------

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION
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Full Name of Registrant         S.W. Lam, Inc.
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Former Name if Applicable
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Address of Principal Executive   2nd Floor, Kaiser Estate,
Offices (Street and Number)      Phase II, 28 Man Lok Street
                                ------------------------------------------------

City, State and Zip Code        Hunghom, Hong Kong
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                                     PART II
                             RULE 12b-25(b) AND (c)
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       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/    (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or
            portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
            quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/  /   (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F,
10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has experienced delays in completing its financial statements for the quarter ended December 31, 2002 as a result of scheduling conflicts relating to receipt of financial data from affiliated entities and review of its financial statements by the registrant's outside accountants. As a result, the registrant is unable to file its Form 10-Q for the quarter ended December 31, 2002 by the prescribed due date.

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                                     PART IV
                                OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

           Michael Sanders            281                     373-5807
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              (Name                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes  [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [ ] Yes  [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 S.W. LAM, INC.
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                  (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 14, 2003               By /s/ Ng Yee Mei
       --------------------               --------------------------------------
                                         Ng Yee Mei, Vice President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.